7340821v2 Answers to Questions You May Have Great Western Bancorp, Inc., the holding company for Great Western Bank, and HF Financial Corp., the holding company for Home Federal, announced November 30, 2015 that the two companies entered into a definitive merger agreement. The transaction is expected to close sometime in the second quarter of 2016, subject to certain conditions, including the approval by Home Federal’s stockholders and customary regulatory approvals. The operations of HF Financial are expected to be fully integrated into GWB shortly after the transaction close date. As publicly-traded companies, while the transaction is pending, the Companies are required by the rules of the U.S. Securities and Exchange Commission (“SEC”) to limit what they can say about the merger to facts that have been disclosed in our SEC filings. Therefore, we ask that if you receive any questions related to the merger, you respect the sensitivity involved in communicating transaction details. Refer all media inquiries to: GWB Ann Nachtigal, 605-988-9217 Cheryl Olson, 605-336-5681 Ann.Nachtigal@greatwesternbank.com Cheryl.Olson@greatwesternbank.com Home Federal Bank Stephen Bianchi, 605-333-7625 SBianchi@homefederal.com Wendy Wills, 605-333-7629 WWills@homefederal.com Investor inquiries to: GWB David Hinderaker, 605-988-9253 Peter Chapman, 605-373-3198 David.Hinderaker@greatwesternbank.com Peter.Chapman@greatwesternbank.com Home Federal Bank  Stephen Bianchi, 605-333-7625 SBianchi@homefederal.com Pamela F. Russo, 605-333-7556 PRusso@homefederal.com    What should I know about this acquisition?  At closing, the combined entity is projected to have $11.3 billion in assets, $8.5 billion in loans, and $8.6 billion in deposits and will serve 127 communities in nine states.  While we do expect some changes to occur, many things will stay the same. The combined company will continue to focus on its customers, employees, and its owners. Filed by Great Western Bancorp, Inc. Commission File No. 001-36688 Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: HF Financial Corp. Commission File No. 033-44383 Date: December 8, 2015 INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY.

2 INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY. Why did GWB and Home Federal decide to merge?  Great Western and Home Federal together are an ideal fit. Both organizations focus on customer service, building relationships, and the community.  Great Western’s strong market presence in South Dakota and the community of Sioux Falls – together with their outstanding reputation make them a great partner for Home Federal.  This combined company will create a dynamic market leader and create excitement and increased competition to work in this environment.  The merger of two banks is expected to produce improved profitability and create value for all stockholders. What does this mean for me as an employee of Home Federal?  At this time, your employment with Home Federal Bank will continue at your current position.  Employees can expect to receive open and transparent communications during all phases of this transaction and to benefit from being part of a larger organization.  This is an excellent opportunity to work with a growing market leader, headquartered in Sioux Falls.  Great Western Bank intends to maintain similar staffing levels within the branches. Customers can expect to work with the same banker they’ve grown to know and trust.  Great Western Bank intends to maintain and grow the current business lines operated by Home Federal Bank.  Great Western Bank will be communicating with Home Federal employees regarding their status.  Great Western has approximately 100 positions open within Sioux Falls on an annual basis. This provides opportunities for Home Federal employees to continue their career with a growing company.  Home Federal employees will have access to new job postings prior to positions being published externally and will have priority consideration for open positions. Great Western looks to hire the “best of the best” talent.  Severance packages will be offered if a position is eliminated next year.  The agreed upon severance policy for Home Federal Bank employees is as follows: Employees will receive one week of severance pay, at their current weekly rate, for every year of service. There is a minimum of 2 weeks of severance pay and a maximum of 16 weeks of severance pay.  There will also be an incentive offered to some employees to work through the conversion.  Qualified employees who do not continue on with Great Western Bank will be eligible for COBRA.  The Consolidated Omnibus Budget Reconciliation Act (COBRA) is a law that gives workers who lose their health benefits the option to continue group health benefits provided by the plan under certain circumstances. Employees who will qualify for COBRA benefits will be notified on an individual basis.  Home Federal Bank employee benefits will continue as they are currently, up until close. Employee meetings will be conducted prior to closing date to review Great Western Bank’s benefits, procedures and policies. Home Federal Bank employees will have the opportunity to elect Great Western Bank benefits. Benefit coverage will be continuous and there should not be a lapse in coverage.  A Great Western Bank Summary of Benefit booklet will be provided to you for your review prior to conducting employee meetings.  Any accrued and unused PTO balances will be transferred to Great Western Bank at the time of closing. Employees will then start accruing PTO based on Great Western Bank’s PTO policy.

3 INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY.  For the time being, please continue to work with your direct manager in regards to approved scheduled time off.  Home Federal employees will receive credit for years of service with Home Federal Bank.  Home Federal Bank Flex Spending Accounts will be transferrable at the time of closing and once employees convert to Great Western Bank benefits.  If an employee meets the qualifications for FMLA, they would still be eligible for the leave with no interruptions.  If an employee is on a short term disability approved leave, the claim will be honored by Great Western Bank. Will any branches close?  We do anticipate some synergies that include the closing of less than a handful of branches. Due to proximity and ongoing branch optimization efforts, 3 GWB branches and 1 Home Federal branch will close.  With a conversion date of Q2 2016, there is ample time to manage staffing in the branches through this transition. We expect minimal loss of roles as a result of these branch closures. What will be the name of the new bank?  Upon closing, Home Federal Bank will adopt the Great Western Bank name and the holding company will be Great Western Bancorp, Inc. Where will the bank headquarters be located?  Great Western Bancorp, Inc. will continue to be headquartered in Sioux Falls, SD.  Great Western intends to retain some functions in the Home Federal building in downtown Sioux Falls but will finalize these plans closer to the transaction closing. When will the acquisition be official? How will customers be notified?  The transaction is expected to close in the second calendar quarter of 2016. This will follow all regulatory approvals and the approval of HF Financial Corporation’s stockholders.  All customers will be notified in writing before any changes are made. How will customers be impacted?  Great Western’s primary goals in this transaction are to ensure that it preserves the value of the business and to continue providing excellent service to Home Federal’s customers.  Customers will benefit from the combined entity. Home Federal’s strong market presence in Sioux Falls and outstanding reputation coupled with Great Western’s comprehensive product offerings and strong capital base will allow the combined franchise to enhance the expanding needs of our customers and communities.  Customers will have either the same number or more locations to choose from to do their banking once the merger is complete.  Home Federal customers will be transitioned to Great Western Bank systems at the time of closing or shortly thereafter.  Great Western will also be hosting a special website page to serve as a communication hub for customers. Links to that page will be provided on Home Federal’s website in the next week or so.

4 INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY. Do customers need to do anything about their accounts?  No. It’s business as usual. Customers can continue to bank exactly as they do for now. Customers can continue to access their money by writing checks, using ATM and debit cards and/or online and mobile banking.  Advance notice will be given to customers prior to any material change to their account(s).  All checking/savings/CD account numbers will remain the same at this time. If any changes to account numbers are required in the future, we will communicate these changes to affected customers well in advance of those changes. Will assistance be available during the system conversion?  Customers will need to utilize a branch of the institution where their account was opened, Great Western or Home Federal, until closing. We’ll be working to combine banking systems, however, it will be some time before the deposit records of the two banks will be integrated.  An integration team of Great Western Bank and Home Federal Bank employees will work together on the conversion. Great Western Bank has done many system conversions through its history. Great Western Bank will deploy Buddy Bankers to every location to assist Home Federal Bank staff. These Buddy Bankers are well versed in Great Western Bank products, services and systems which will make the transition a smooth process. Will training be provided to employees?  Yes. Training will be coordinated through Great Western Bank and Home Federal Bank training teams for all employees. A detailed training program will be communicated to include products, services, procedures and systems as needed. Who can I talk to if I need assistance during this transition?  Ongoing information will be available through your Supervisor or Manager. Great Western Bank will provide additional updates as information becomes available. You can utilize the greattoknow@greatwesternbank.com email address to ask any questions you may have. Answers to questions submitted via this address will be distributed on a regular basis. Can you tell us the difference between the conversion date and the closing date?  Closing date is when Home Federal Bank is owned by Great Western Bank.  Conversion date is when account records convert over to Great Western Bank systems. What should I do if someone from the media contacts me about this transaction?  Employees, officers and directors are not authorized spokespersons and should refer all requests to Ann Nachtigal, GWB Corporate Communications or Steve Bianchi at Home Federal. Ann can be reached at (605) 988-9217 or ann.nachtigal@greatwesternbank.com; Steve at 605.333.7625 or sbianchi@homefederal.com. If they not available, please take a message (name, publication, contact information) and forward it to them.  Employees of both organizations should follow their respective Social Media Policies and Guidelines.

5 INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY. Who should I talk to with questions?  You may address any questions or concerns with your direct supervisor.  The HomeNet will serve as the main location for information pertaining to this transition. We will continue to gather frequently asked questions and provide answers appropriately for everyone’s benefit. ____________________________________________________________________________________ UPDATES as of 12/8/2015  Do I still have a job?  At this time, your employment with Home Federal Bank will continue at your current position.  GWB intends to maintain similar staffing levels within the branches.  GWB intends to bring retained employees over at their existing compensation levels.  At this point, staffing levels are still being reviewed. Each employee that will have a position with GWB will receive a letter stating the position and pay. These letters will be delivered once a position is confirmed.  There is no need to apply or submit a resume for GWB opening if you are provided a commitment letter stating your GWB position.  After January 1st, 2016 if your position is not being retained, you will be able to start applying for GWB open positions. Qualified Home Federal employees will have priority placement for all open positions. Any employees hired through an open position will transition to GWB after the closing date. What will my Benefits look like at Great Western Bank?  Please review Great Western Bank’s Summary of Benefits. What will my PTO look like at Great Western Bank?  Any accrued and unused PTO balances from Home Federal will be transferred to GWB at the time of closing. Employees will then start accruing PTO based on GWB’s PTO policy.  If your position doesn’t continue with GWB, your PTO will be paid out according to Home Federal’s PTO policy.  PTO at GWB is based on Years of Service and Employment Status.  Please see the Summary of Benefits for PTO amounts. Do customers need to do anything about their accounts?  Customers can continue to bank exactly as they do for now. Customers can continue to access their money by writing checks, using ATM and debit cards and/or online and mobile banking.  Great Western Bank will grandfather the Home Federal routing number giving customers the convenience of using their existing checks.

6 INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY. What is National Australia Bank’s involvement in Great Western Bank?  As of August 3, 2015, National Australia Bank divested 100% of its interest in Great Western Bank.  Similar to HF Financial Corp. o Great Western Bank is a publicly traded company. o Our stock is traded on the NYSE under the ticker symbol GWB. o We are a South Dakota chartered bank with local management in Sioux Falls. No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial Corp. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Important Additional Information and Where to Find It In connection with the Agreement and Plan of Merger by and between Great Western Bancorp, Inc. (“Great Western”) and HF Financial Corp., Great Western will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a proxy statement of HF Financial Corp. and a prospectus of Great Western, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL CORP. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL CORP. AND THE PROPOSED TRANSACTION. The Registration Statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Great Western and HF Financial Corp. with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub- heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at David.Hinderaker@greatwesternbank.com . Documents filed by HF Financial Corp. with the SEC may also be obtained free of charge from HF Financial Corp’s website (www.homefederal.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to HF Financial Corp’s Investor Relations contact, Pamela F. Russo at prusso@homefederal.com . Participants in the Solicitation

7 INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY. Great Western, HF Financial Corp., and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial Corp., in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2015 annual meeting of stockholders as previously filed with the SEC on January 5, 2015, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial Corp., is available in HF Financial Corp.’s, definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and including the proxy statement/prospectus, and other relevant documents regarding the transaction filed with the SEC when they become available. Forward-Looking Statements This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond GWB’s and HF Financial Corp’s control. Statements in this document regarding Great Western, HF Financial Corp. and the proposed merger that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Great Western and HF Financial Corp. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Great Western or HF Financial Corp. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions; the effects of governmental regulation of the financial services industry; industry consolidation; technological developments and major world news events. For more discussion of important risk factors that may materially affect Great Western and HF Financial Corp., please see the risk factors contained in Great Western’s Annual Report on Form 10-K for its fiscal year ended September 30, 2014 and HF Financial Corp’s Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC and available through the SEC’s website at www.sec.gov. You should also read Great Western’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which is on file with the SEC.

8 INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Great Western, HF Financial Corp. or the combined company. None of Great Western nor HF Financial Corp. assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.